Exhibit 99.(a)(22)

Text of E-mail dated April 26, 2002, to Holders of Options granted after
October 21, 2001, updating calculations applicable to only those grants

From:  the Exchange Offer Transaction Web Site [web site link]
To:  Users of Exchange Offer Transaction Web Site with Grants after 2001/10/21
Subject:  Exchange Offer Modeling Tool

There has been an update to the calculation for “Hypothetical Gain of Shares Not Exchanged” in the modeling tool. This update would only affect individuals who have received grants after October 21, 2001 and who used this modeling tool before 4:10 pm ET Tuesday, April 23.

Since there is a chance that the hypothetical values previously displayed for you may have been incorrect, please review your data using the following URL. You may change or withdraw any election that you have submitted until expiration of the offer. [URL link].